TEMPEST THERAPEUTICS, INC.

7000 Shoreline Court, Suite 275

South San Francisco, CA 94080

May 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Gary Guttenberg

RE:     Tempest Therapeutics, Inc.

  Registration Statement on Form S-3

  File No. 333-264989

  Acceleration Request

Requested Date:        Friday, May 27, 2022

Requested Time:       9:00 a.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-264989) (the “Registration Statement”) to become effective at 9:00 a.m. Eastern Time on Friday, May 27, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Laura Berezin of Cooley LLP, counsel to the registrant, at (650) 843-5128.

[Signature page follows]

Sincerely,

TEMPEST THERAPEUTICS, INC.

By:	/s/ Stephen Brady
Stephen Brady Chief Executive Officer

cc:	Laura Berezin, Cooley LLP
Michael Mencher, Cooley LLP